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                                                                      Exhibit 12

                           INTERNATIONAL PAPER COMPANY
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                          (Dollar amounts in millions)
                                   (Unaudited)

                                                                                                          Three Months Ended
                                                             For the Years Ended December 31,                  March 31,
                                                  -----------------------------------------------------   ------------------
                 TITLE                              1998       1999       2000       2001        2002        2002     2003
-----------------------------------------------   --------   --------   --------   ---------   --------     ------   ------
Earnings (loss) before income taxes,
   minority interest, extraordinary items
   and accounting changes                         $  429.0   $  448.0   $  723.0   $(1,265.0)  $  371.0     $139.0   $133.0

Minority interest expense,
   net of taxes                                      (87.0)    (163.0)    (238.0)     (147.0)    (130.0)     (31.0)   (40.0)

Fixed charges excluding capitalized interest         866.7      820.9    1,151.5     1,256.0    1,095.3      280.5    259.2

Amortization of previously capitalized interest       38.8       17.0       23.5        31.8       43.3       11.2     10.8

Equity in undistributed earnings of affiliates        23.7      (41.6)       5.6        13.5       21.5        2.7     (2.9)
                                                  --------   --------   --------   ---------   --------     ------   ------

Earnings (loss) before income taxes,
   extraordinary items, accounting
   changes and fixed charges                      $1,271.2   $1,081.3   $1,665.6   $  (110.7)  $1,401.1     $402.4   $360.1
                                                  ========   ========   ========   =========   ========     ======   ======

Fixed Charges

Interest and amortization of debt
   expense                                        $  716.9   $  611.5   $  938.1   $ 1,050.3   $  891.3     $231.0   $210.0

Interest factor attributable to rentals               80.7       76.3       72.8        76.7       89.0       20.8     21.2

Preferred dividends of subsidiaries                   69.1      133.1      140.6       129.0      115.0       28.7     28.0

Capitalized interest                                  53.4       29.3       25.2        13.2       12.3        2.5      1.6
                                                  --------   --------   --------   ---------   --------     ------   ------

Total fixed charges                               $  920.1   $  850.2   $1,176.7   $ 1,269.2   $1,107.6     $283.0   $260.8
                                                  ========   ========   ========   =========   ========     ======   ======

Ratio of earnings to fixed charges                    1.38       1.27       1.42                   1.26       1.42     1.38
                                                  ========   ========   ========               ========     ======   ======

Deficiency in earnings necessary
   to cover fixed charges                                                          $(1,379.9)
                                                                                   =========

Note: Dividends on International Paper's preferred stock are insignificant. As a result, for all periods presented, the ratios of earnings to fixed charges and preferred stock dividends are the same as the ratios of earnings to fixed charges.